
July 1, 2022

Patrick Orlando
Chief Executive Officer
Benessere Capital Acquisition Corp.
78 SW 7th Street, Unit 800
Miami, FL 33130

> **Re: Benessere Capital Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022**
> **Response Dated June 30, 2022**
> **File No. 001-39836**

Dear Mr. Orlando:

We have reviewed your June 30, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2022 letter.

Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022

General

1. We note your response letter dated June 30, 2022 and reissue the comment. Our comment requested information regarding substantial ties with non-U.S. persons; however, your response addresses only the defined term "substantial interest," which appears to have narrow applicability relative to other CFIUS regulations. With a view to disclosure, please advise us if the sponsor, including but not limited to the approximately 87% of sponsor interests owned by U.S. persons on a look-through basis, has substantial ties with a non-U.S. person. Additionally, if the sponsor has substantial ties with a non-U.S. person, please advise us if regulatory review under CFIUS regulations or the laws and regulations of other U.S. government entities could result due to factors such as, for

example, information or governance rights or the nature of eCombustible's business and technology.

 Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jessica Yuan, Esq.